Calise Y. Cheng

+1 650 843 5172

ccheng@cooley.com

March 17, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mitchell Austin, Staff Attorney
Larry Spirgel, Office Chief
Claire DeLabar, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Asana, Inc.
Draft Registration Statement on Form S-1
Submitted January 31, 2020
CIK No. 0001477720

Ladies and Gentlemen:

On behalf of Asana, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 27, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January 31, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Form DRS S-1 filed January 31, 2020

General

1.

We note that you have not yet disclosed the exchange on which you will list your Class A common stock. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.

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U.S. Securities and Exchange Commission

March 17, 2020

Page Two

The Company acknowledges the Staff’s Comment and advises the Staff that it has not yet selected the exchange on which it will list its Class A common stock. Once an exchange is chosen, the Company will revise its disclosure in the Registration Statement accordingly.

Prospectus Summary

Benefits of Our Solution, page 6

2.

You disclose that by adopting your platform, your customers experience increased productivity, reduced costs for dedicated project management and reduced costs from project delays. Please provide support for this statement or clarify that this is your belief.

The Company respectfully acknowledges the Staff’s Comment and is supplementally providing the Staff with certain customer surveys and case studies as support for this statement under separate cover.

Selected Consolidated Financial Data, page 53

3.	Please include an explanation for the presentation of pro forma per share amounts.

The Company supplementally advises the Staff that the pro forma per share amounts assume all shares of the Company’s redeemable convertible preferred stock had automatically converted into common stock on a one-for-one basis as if such conversion had occurred on January 31, 2020. The Company has revised its disclosures on pages 13 and 54 of the Registration Statement to include this explanation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 56

4.

Refer to the discussion of paying customers, users, paid users and free activated accounts on your platform since inception. We note that a single organization may have multiple paying customers. Please tell us whether you considered also discussing any trends in the number of organizations among your paying customers and whether fluctuations in the number of organizations may indicate a trend in revenue or cost of acquiring new subscriptions. Also, please tell us whether there are any trends in any interaction between changes in your dollar-based net retention rate and the number of organizations among paying customers.

The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the number of organizations with multiple paying customers is immaterial, representing less than 2% of all organizations that are paying customers, and therefore the Company has not discerned any trends with respect to the interplay between the number of organizations and revenues or cost of acquiring new subscriptions, nor trends with respect to the interplay between the Company’s dollar-based net retention rate and the number of organizations among paying customers.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Three

Factors Affecting Our Performance

Retain and Expand Within Existing Customers, page 58

5.	Please discuss any trends in your dollar-based net retention rate for the different levels of customer spend, if material.

The Company has revised the disclosure on page 58 of the Registration Statement to include the dollar-based net retention rate for the different levels of customer spend for fiscal 2019 and fiscal 2020. The Company supplementally advises the Staff that beyond the trends of improving dollar-based net retention rates year over year and increasing dollar-based net retention rates at higher levels of annual revenues, the Company has not discerned any other material trends with respect to its dollar-based net retention rate.

The Company supplementally advises the Staff that it has revised the description of dollar-based net retention rate on page 58 of the Registration Statement to show the calculation using quarterly data to improve comparability with other technology companies that use similar measures.

Results of Operations

Comparison of Fiscal 2019 and Fiscal 2020, page 64

6.	Please expand the discussion of revenues to address any trends in product mix between the various levels of paid subscriptions from period to period.

The Company has revised the disclosure on page 64 of the Registration Statement to include a discussion of trends in product mix between the various levels of paid subscriptions from period to period.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 69

7.

Please explain to us, in detail, your consideration of secondary transactions when determining the fair value of your common stock. In particular, please explain to us your consideration of the October 2019 tender offer. Provide an analysis, by date, that identifies for us the secondary transactions considered and summarizes the reasons for any differences in the values established in these transactions and your estimates of the fair value of your common stock.

The Company respectfully advises the Staff that tender offers of the Company’s capital stock during the periods presented were completed in May 2018 and October 2019. Other than these tender offers, the Company has had no secondary transactions of its common or preferred stock during the periods presented. Information regarding these secondary transactions is summarized in the following table:

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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U.S. Securities and Exchange Commission

March 17, 2020

Page Four

Transaction Date	Number of Shares Tendered	% of Fully Diluted Shares	Purchase Price per Share	Fair Value per Share
May 2018	1,500,814	0.87%	$4.70	$2.19
October 2019	4,647,127	2.45%	$15.82	$7.50

The Company has historically obtained independent common stock valuation reports (collectively, the “Valuation Reports” and each, a “Valuation Report”) from a third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718, Compensation–Stock Compensation (“ASC 718”). The Company considered the secondary transactions in its Valuation Reports, as detailed below.

Determination of Common Stock Fair Value for Equity Related Issuances

Information regarding grants of stock options to purchase shares of the Company’s Class B common stock and RSUs during fiscal 2020 is summarized in the following table:

Grant Date	Number of Shares Underlying Options Granted	Number of Shares Underlying RSUs Granted	Fair Value per Share – Valuation Reports	Valuation Report Reference	Fair Value per Share – Financial Reporting Purposes
2/28/19	1,947,953	0	$3.70	November 2018 Valuation Report	$3.87
4/29/19	2,394,055	0	$3.70	November 2018 Valuation Report	$3.97
6/29/19	1,771,130	0	$4.02	May 2019 Valuation Report	$5.33
7/30/19	1,808,395	0	$4.02	May 2019 Valuation Report	$6.73

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Five

Grant Date	Number of Shares Underlying Options Granted	Number of Shares Underlying RSUs Granted	Fair Value per Share – Valuation Reports	Valuation Report Reference	Fair Value per Share – Financial Reporting Purposes
9/18/19	2,407,142	0	$7.50	August 2019 Valuation Report	$7.75
10/29/19	675,387	0	$7.50	August 2019 Valuation Report	$8.06
12/8/19	75,484	90,936	$8.08	November 2019 Valuation Report	$10.10

Consideration of Private Sale Transactions in Valuation Report to Determine Fair Value of Common Stock

In determining the weighting of any private sale (secondary or tender offer transaction) in the valuation of common stock, the Company considered the following factors:

•	Whether the transaction involved new investors and was arm’s length: The May 2018 tender offer did not include new investors, while the October 2019 tender offer did include new investors;

•

Whether the sellers had material information rights or significant knowledge regarding the Company’s performance: Financial information was made available to the sellers. Thus, they had material information and significant knowledge of the Company’s performance;

•

The volume of the transactions on a share and total dollar basis: As noted above, less than 1% and 2.5% of fully diluted shares outstanding were tendered in the May 2018 and October 2019 transactions, respectively; and

•

The proximity of the transaction to the measurement date: Secondary transactions occurring close to the measurement date were given higher weighting than those not in close proximity to the measurement date, as detailed in “Summary of Valuations” below.

Evaluation of Common Stock Fair Values for GAAP

For each grant, the Company assessed whether any specific event occurred between the two valuation dates that would have caused the common stock value to fluctuate. For the grant dates noted above, no specific events were noted. As a result, the Company used a linear interpolation comparing the most recent Valuation Report with the Valuation Report obtained in the quarter or month following the grant date to arrive at the fair value of the grant on the grant date.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Six

Summary of Valuations

November 2018 Valuation: In the November 2018 Valuation Report, the Company’s common stock value was determined using the Option Pricing Model (“OPM”) backsolve method and the secondary transaction method (“STM”). The Company completed its Series E redeemable convertible preferred stock financing in November 2018. A weighting of 99% was placed on the OPM backsolve method calculation of $3.69 per share. The STM value of $4.70 per share relating to the May 2018 tender offer was given a 1% weighting in this Valuation Report because this transaction did not occur in close proximity to the valuation date, it did not involve new investors, and less than 1% of the Company’s fully diluted shares were tendered. The concluded fair value was $3.70 per share as of November 15, 2018.

May 2019 Valuation: In the May 2019 Valuation Report, the Company’s common stock value was determined using the OPM backsolve method and the Guideline Public Company Method (“GPCM”). As more time had passed since the Company’s Series E redeemable convertible preferred stock financing in November 2018, the weighting was lowered to 66.7% on the calculated OPM backsolve method of $3.51 per share. The STM was not given any weighting in the valuation as significant time had passed since the May 2018 tender offer, and no other secondary transactions had occurred. The GPCM calculation of $5.05 per share was given a 33.3% weighting in this Valuation Report. The concluded fair value was $4.02 per share as of May 31, 2019.

August 2019 Valuation: In the August 2019 Valuation Report, the Company’s common stock value was determined using the OPM backsolve, the GPCM, and the STM. As more time had passed since the Company’s Series E redeemable convertible preferred stock financing in November 2018, the weighting was lowered to 35% on the OPM backsolve method calculation of $3.58 per share. Although the October 2019 tender offer had not yet formally launched, the STM was incorporated into the valuation with a weighting of 20% since the tender offer proposal being evaluated by the Company (but not yet executed) valued the Company’s common stock at $15.82 per share. The 20% weighting was used assuming 100% participation in the tender offer and reflected the fact that new investors were to participate in the secondary transaction. The GPCM calculation of $6.85 per share was given a 45% weighting in this Valuation Report. The concluded fair value was $7.50 per share as of August 16, 2019.

November 2019 Valuation: In the November 2019 Valuation Report, the Company’s common stock value was determined using the OPM backsolve, the GPCM, and the STM. The weighting for the OPM backsolve calculation of $3.43 per share was lowered to 5% as nearly a year had passed since the Company’s Series E redeemable convertible preferred stock financing in November 2018. The weighting of the STM value of $15.82 per share was also lowered to 15% as final participation for the Company’s October 2019 tender offer was below 100% and less than 2.5% of the Company’s fully diluted shares were tendered in the offering. The GPCM calculation of $6.92 per share was given an 80% weighting in this Valuation Report. The concluded fair value was $8.08 per share as of November 1, 2019.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Seven

Business

Our Customers, page 91

8.

You disclose here that you define a “paying customer” as a distinct account and note that a single organization may have multiple paying customers. While you also disclose that no individual customer represented more than 1% of your revenues in the years ended January 31, 2019 and 2020, please tell us whether any single organization accounted for 10% or more of your revenues and, if so, revise to provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K. Furthermore, please clarify whether the terms “customer” and “paying customer” are distinct or interchangeable.

The Company supplementally advises the Staff that no single organization accounted for 10% or more of the Company’s revenues for any of the periods presented. The Company has revised the disclosure on page 91 of the Registration Statement to explain that the term “customers” includes paying customers, customers who are on a free version, and customers who are on a free trial of one of the Company’s paid subscription plans. The term “paying customers” includes only those customers who are on the Company’s paid subscription plans.

Certain Relationships and Related Party Transactions, page 111

9.

On page F-29, you disclose that you have a recurring subscription agreement with a company affiliated with a member of your board and that the total contract value was $0.3 million for the year ended January 31, 2019. Please provide the information required by Item 404(a) of Regulation S-K for this transaction.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the transaction identified on page F-29 is between the Company and another company for which a member of the Company’s board of directors served on the board of directors of the other company during the three-year lookback period provided by Instruction 1 to Item 404 of Regulation S-K. The director in question no longer serves on that other company’s board of directors and had no other interest in the specified transaction. Instruction 6 to Item 404(a) of Regulation S-K provides that a person who has a position with a corporation “that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of paragraph (a) of this Item where: (a) the interest arises only (i) from such person’s position as a director of another corporation that is a party to the transaction.” Because the director only served as a member of the board of directors of the other company and did not have any other interest in the transaction described on page F-29, the Company believes and respectfully submits that disclosure of this transaction under “Certain Relationships and Related Party Transactions” is not required.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Eight

Guaranty of Office Lease, page 114

10.

You disclose that Mr. Moskovitz, your CEO, entered into: (1) a personal guaranty of your office lease with the landlord of your office space; and (2) a reimbursement agreement with you related to your office lease and his personal guaranty of it. Please file these agreements as material agreements. See Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the Company considered Item 601(b)(10)(ii)(A) of Regulation S-K and determined that the personal guaranty and reimbursement agreement were not required to be filed as exhibits because they were “immaterial in amount or significance” under this standard. In assessing materiality of the personal guaranty, the Company considered, among other things, the fact that the guaranty provides for no material obligations on the part of the Company and the likelihood it will ever be utilized is remote given that the Company’s ability to pay its rent under the related office lease when due with over $350 million in cash, cash equivalents, and marketable securities as of January 31, 2020. Additionally, while the reimbursement agreement could create obligations for the Company in the event that the Company defaulted on its rent payments under the related office lease, the Company determined the likelihood of such a default was remote for the reasons mentioned above and, in fact, the Company has made no payments to Mr. Moskowitz under the reimbursement agreement. The Company undertakes to assess the materiality of these agreements under Item 601(b)(10)(ii)(A) on an on-going basis and will file them should they become material in amount or significance. Moreover, the Company believes that the disclosure provided under “Certain Relationships and Related Party Transactions—Guaranty of Office Lease” beginning on page 114 regarding the personal guaranty and reimbursement agreement provides investors with all the material terms of these agreements.

Principal and Registered Stockholders, page 115

11.

We note the company’s outstanding RSUs. Tell us whether there is an expectation that any of these RSUs will be sold due to a taxable event triggered by the direct listing. If so, tell us the process for determining how many will be sold at the opening of trading.

The Company respectfully advises the Staff that the Company only recently commenced granting RSUs and that none of them vest or settle upon the direct listing or the opening of trading.

Description of Capital Stock

Choice of Forum, page 123

12.

You disclose that your amended and restated certificate of incorporation will contain an exclusive forum provision that will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions and proceedings. While your disclosure indicates that this provision will not apply to suits brought to enforce a duty

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Nine

or liability created by the Exchange Act, please also ensure that the provision itself clearly states this. You also disclose that your amended and restated certificate of incorporation will contain an exclusive forum provision that will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your discussion of enforceability concerns relating to this provision to note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the last sentence of Article VIII(A) of the Company’s certificate of incorporation, which will be submitted as Exhibit 3.1 with the Registration Statement, states that the exclusive forum provision “shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.” This provision will not change in subsequent amendments to the Company’s certificate of incorporation in connection with the offering described in the Registration Statement. The Company has revised the disclosure on pages 45 and 124 of the Registration Statement as requested in the Staff’s Comment.

Note 9. Stockholders’ Deficit, page F-24

13.	Please disclose your intention to effect the Reclassification of Class A and Class B common stock, which we note has been reflected throughout your filing other than within the financial statements.

The Company supplementally advises the Staff that the financial statements for the year ended January 31, 2019 did not reflect the Reclassification of Class A and Class B common stock, as the Company had not yet obtained Board or stockholder approvals for the Reclassification. The Company plans to obtain Board and stockholder approvals and amend and restate its certificate of incorporation in advance of the next amendment to the Registration Statement. Accordingly, the audited financial statements for the year ended January 31, 2020 included in the next amendment to the Registration Statement will reflect the reclassification of the Class A and Class B common stock.

*                *                 *

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

U.S. Securities and Exchange Commission

March 17, 2020

Page Ten

Sincerely,

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Dustin Moskovitz, Asana, Inc.

Tim Wan, Asana, Inc.

Eleanor Lacey, Asana, Inc.

David J. Segre, Cooley LLP

Jon C. Avina, Cooley LLP

Stephen J. Venuto, Orrick, Herrington & Sutcliffe LLP

William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Niki Fang, Orrick, Herrington & Sutcliffe LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com